VF12-6-02

02053078

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED DEC - 3 2002 WASH, D.C. 154

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 6789

EV 12/6/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/01 (MM/DD/YY) AND ENDING 8/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA Stephen Dvorak & Company
Stephen Charles Dvorak

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

638 Shadowlawn Drive
(No. and Street)

Westfield, NJ 07090
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Dvorak (908) 232-0697
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Redfield, Blonsky & Co., LLC
(Name — *if individual, state last, first, middle name*)

15 North Union Avenue, Cranford NJ 07016
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DP 12-10

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen C. Dvorak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stephen Dvorak & Company, as of August 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Stephen C Dvorak
Signature

Sole Proprietor
Title

Christeanne D Maurigi
Notary Public
my commission expires 9/22/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stephen Dvorak & Company

Financial Statements and Supplemental Information

Year Ended August 31, 2002

STEPHEN DVORAK & COMPANY

INDEX

	Page Number
Independent auditor's report	1
Financial statements	
Statement of financial condition	2
Statement of income	3
Statement of changes in sole proprietor's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 7
Supplementary information	
Schedule of computation of net capital	8
Schedule of reconciliation of focus report to computation of net capital	9
Schedule of claim for exemption under Rule 15c3-3	10

Redfield,
Blonsky &
Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS

15 North Union Avenue • PO Box 1103 • Cranford, New Jersey 07016-1103
(908) 276-7226 • Fax (908) 276-7274 • www.rbcpa.com

RONALD R. REDFIELD, CPA, PFS (NJ, NY)
ALAN B. STARINSKY, CPA, PFS (NJ, NY)
•
EDWARD L. LIEBMAN

INDEPENDENT AUDITOR'S REPORT

Mr. Stephen C. Dvorak
Stephen Dvorak & Company
Westfield, N.J. 07090

We have audited the statement of financial condition of Stephen Dvorak & Company as of August 31, 2002, and the related statement of income, changes in sole proprietor's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stephen Dvorak & Company at August 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules of computation of net capital, reconciliation of focus report and claim for exemption under rule 15c 3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

September 27, 2002

Redfield Blonsky & Co LLC

STEPHEN DVORAK & COMPANY
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2002

Assets

Cash (note 2)	$ 16,442
Dividends receivable	36
Securities - at market value (note 2) (Cost of $199,712)	220,532
Total assets	$ 237,010

Liabilities and sole proprietorship equity

Sole proprietorship equity (note 3)	237,010
Total liabilities and sole proprietorship equity	$ 237,010

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED AUGUST 31, 2002

Commission income	$ 3,764
Dividend income	3,315
Interest income	318
Trading losses (notes 2 and 4)	(56,409)
Total loss	(49,012)
Operating expenses	5,747
Charitable contributions (note 5)	2,028
Foreign taxes withheld	6
Net loss	$ (56,793)

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
STATEMENT OF CHANGES IN SOLE PROPRIETOR'S EQUITY
FOR THE YEAR ENDED AUGUST 31, 2002

Balance - at September 1, 2001	$ 293,693
Net loss	(56,793)
Proprietor's contributions	660
Proprietor's distributions	(550)
Balance - at August 31, 2002	$ 237,010

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2002

Cash flows from operating activities:	
Net loss	$ (56,793)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
(Increase) decrease in:	
Trade accounts receivable	(36)
Increase (decrease) in:	
Contributions of noncash assets (note 5)	2,253
Net cash used in operating activities	(54,576)
Cash flows from investing activities:	
Decrease in market value of securities	61,482
Proceeds from sale of securities	554
Purchases of securities	(6,853)
Net cash provided by investing activities	55,183
Cash flows from financing activities:	
Proprietor's distributions	(550)
Proprietor's contributions	660
Net cash provided by financing activities	110
Net increase in cash	717
Cash at beginning of year	15,725
Cash at end of year	$ 16,442

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2002

Note 1 Organization and Nature Of Business

Stephen Dvorak & Company (a sole proprietorship) conducts business primarily in the greater New York Metropolitan area as a Broker/Dealer in Securities and is a registered member of the National Association of Security Dealers.

Note 2 Summary Of Significant Accounting Policies

Method of Accounting

The significant accounting policies of Stephen Dvorak & Co. do conform with generally accepted accounting principles. The policies reflect practices appropriate to the business in which the Company operates which is governed by the Security and Exchange Commission.

Cash and Cash Equivalent

Cash and cash equivalents include cash on hand, cash in banks and all highly liquid investments. For purposes of reporting cash flows, the Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Marketable Equity Securities

Stephen Dvorak and Company invests in marketable equity securities that consist of common stocks and mutual funds. The investments in these securities are being held for an indefinite period and, in accordance with the Financial Accounting Standards Board's Statement 115 (FASB 115), and are classified as available for sale and are recorded at fair value or amortized cost. The unrealized gains and losses are reported as part of trading gains and (losses) (see note 4).

Income Taxes

These financial statements contain no provision for income taxes since all income tax liabilities and/or benefits of the proprietorship are passed through to the sole proprietor and are computed on the total from all sources.

Concentration of Credit Risk

Stephen Dvorak and Company is a Broker/Dealer doing business in the New York Metropolitan area. The Company is highly dependent on the stock market and on the industry in which it operates.

Note 2 Summary Of Significant Accounting Policies (continued)

Concentration in Revenue

Stephen Dvorak and Company earns a majority of its revenues from the marketable equity securities that it holds. The income it earns on these securities is highly dependent on the stock market.

Security Haircut

All securities are subject to a 15% haircut as defined under the provisions of SEC. Rule 15c3-1.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 Minimum Net Capital Requirements

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 as of August 31, 2002.

Note 4 Trading Gains and (Losses)

Trading gains and (losses) for the year ended August 31, 2002, consist of the following:

Actual gains	$ 5,073
Unrealized losses (note 2)	(61,482)
Trading losses	$(56,409)

Note 5 Supplemental Disclosure of Cash Flow Information

Noncash Transactions

Contribution of stock

Cost of stock	$ 2,253
Less: Fair market value	2,028
Loss on contributions of stock	$ 225

The accompanying auditor's report is an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c 3-1
AUGUST 31, 2002

Total ownership equity from statement of financial condition	$ 237,010
Less 15% reduction in market value of securities (note 2)	33,080
Net capital	203,930
Minimum net capital required (note 3)	5,000
Excess net capital	$ 198,930

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
SCHEDULE OF RECONCILIATION OF FOCUS REPORT
TO COMPUTATION OF NET CAPITAL
AUGUST 31, 2002

Net capital, as reported in the (unaudited) broker dealer Focus Report, Part II A, as of August 31, 2002	$ 197,638
Increase in fair market value of securities owned - due to addition errors	3,478
Increase in accounts receivable	36
Re-calculation of 15% securities haircut on market value of $220,532	(522)
Audit adjustment to reverse accounts payable	3,000
Other audit adjustments	300
Net capital	$ 203,930

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
SCHEDULE OF CLAIM FOR EXEMPTION UNDER RULE 15c3-3
AUGUST 31, 2002

Exemption from Rule 15c3-3 is claimed under Section (k) (1).

Redfield,
Blonsky &
Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS

15 North Union Avenue • PO Box 1103 • Cranford, New Jersey 07016-1103
(908) 276-7226 • Fax (908) 276-7274 • www.rbcpa.com

RONALD R. REDFIELD, CPA, PFS (NJ, NY)
ALAN B. STARINSKY, CPA, PFS (NJ, NY)
EDWARD L. LIEBMAN

September 27, 2002

Securities and Exchange Commission
Washington, DC. 20549

Gentlemen:

Stephen Dvorak & Company claim exemption from membership in the Securities Investor Protection Corporation under Section 3(A) (2) of the Act. The income reported is consistent with this exemption.

The sole proprietor did not have an excess of personal liabilities which have not been incurred in the course of business as a broker or dealer over personal assets not used in the business.

Our review of the accounting system, the internal accounting control and procedures for safeguarding securities did not disclose any material inadequacies under Rule 17A-5(g)(3).

Very truly yours,

REDFIELD, BLONSKY & CO., LLC